As filed with the Securities and Exchange Commission on September 26, 2008

Registration Nos. 333-106757

811-21394

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Post-Effective Amendment No. 9

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 11

COUNTRY Investors Variable Life Account

(Exact Name of Registrant)

COUNTRY Investors Life Assurance Company

(Name of Depositor)

1701 N. Towanda Avenue

Bloomington, Illinois 61702-2000

1-309-821-3000

(Address and Telephone Number of Principal Executive Office)

James M. Jacobs

Office of the General Counsel

1701 N. Towanda Avenue

Bloomington, Illinois 61702-2000

(Name and Address of Agent for Service of Process)

Copy to:

Stephen E. Roth, Esquire

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004-2415

It is proposed that this filing will become effective (check appropriate box):

☐	immediately upon filing pursuant to paragraph (b) of Rule 485;

☒	on September 27, 2008 pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485;

☐	on (date), 2008 pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

☐	this Post-Effective Amendment designates a new effective date for a previously filed Post-Effective Amendment.

Title of Securities Being Registered: Flexible Premium Variable Life Insurance Policies

Charge	When Charge is Deducted	Amount Deducted— Maximum Guaranteed Charge*	Amount Deducted— Current Charge
Surrender Charge[1]	Upon a full surrender of your Policy during the first nineteen Policy Years.
Minimum Charge[2]		$2.21 per $1,000 of Specified Amount	$2.21 per $1,000 of Specified Amount
Maximum Charge[3]		$51.89 per $1,000 of Specified Amount	$51.89 per $1,000 of Specified Amount
Charge for Male, Issue Age 30, Standard Non-Tobacco in first Policy Year		$17.92 per $1,000 of Specified Amount	$17.92 per $1,000 of Specified Amount
Transfer Charge	Upon transfer	First twelve transfers in a Policy Year are free, $25 for each subsequent transfer	First twelve transfers in a Policy Year are free, $10 for each subsequent transfer
Illustrative Report	Upon request for each additional report in a Policy Year	$25 per report	$0 per report
Accelerated Payment of Death Proceeds Fee	Upon election of the accelerated death benefit	$250	$250

*  We may charge fees and use rates that are lower than the maximum guaranteed charge. Current charges are the fees and rates currently in effect. Any changes in current charges will be prospective and will never exceed the maximum charge.

The next tables describe the fees and expenses that you will pay periodically during the time that you own your Policy, not including expenses of each Investment Option.

Periodic Charges

(Other than Investment Option Operating Expenses)

Charge	When Charge is Deducted	Amount Deducted— Maximum Guaranteed Charge	Amount Deducted— Current Charge
Cost of Insurance Charge[4]	Monthly, on the Monthly Deduction Day
Minimum Charge[5]		$0.01 per $1,000 net amount at risk	$0.01 per $1,000 net amount at risk
Maximum Charge[6]		$83.33 per $1,000 net amount at risk	$30.40 per $1,000 net amount at risk
Charge for Male, Attained Age 30, Non-Tobacco $100,000 Specified Amount		$0.85 per $1,000 net amount at risk	$0.08 per $1,000 net amount at risk
Monthly Expense Charge	Monthly, on the Monthly Deduction Day
Minimum Charge[7]		$4	$4
Maximum Charge[8]		$10 in the first ten Policy Years, $4 in each subsequent Policy Year	$10 in the first ten Policy Years, $4 in each subsequent Policy Year
Charge for Issue Age 30, Standard Non-Tobacco		$8 in the first ten Policy Years, $4 in each subsequent Policy Year	$8 in the first ten Policy Years, $4 in each subsequent Policy Year

8

September 26, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Post-Effective Amendment No. 9

To the Form N-6 Registration Statement

For COUNTRY Investors Variable Life Account

File Numbers 333-106757 and 81 1-21394

Dear Commissioners:

COUNTRY Investors Life Assurance Company (the “Company”), on its own behalf and on behalf of COUNTRY Investors Variable Life Account (the “Account”), provides this letter to the Securities and Exchange Commission (the “Commission”) in response to one of the comments provided by the Commission staff on September 9, 2008, with respect to Post-Effective Amendment No. 8 to the Account’s registration statement.

The Company acknowledges that:

•

Commission staff comments or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filing;

•	the Company, on behalf of the Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and

•

the Company, on behalf of the Account, may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call the undersigned at 309-557-2017 or Thomas E. Bisset at 202-383-0118.

Very truly yours,

/s/ James M. Jacobs
James M. Jacobs
General Counsel, Secretary & Chief Legal Officer
COUNTRY Investors Life Assurance Company

cc: Thomas E. Bisset

[Sutherland Letterhead]

THOMAS E. BISSET

DIRECT LINE: 202.383.0118

E-mail: thomas.bisset@sutherland.com

September 25, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 9
To the Registration Statement on Form N-6
For COUNTRY Investors Variable Life Account
File Numbers 333-106757 and 811-21394

Commissioners:

On behalf of COUNTRY Investors Life Assurance Company (the “Company”) and COUNTRY Investors Variable Life Account (the “Account”), we have attached for filing Post-Effective Amendment No. 9 (the “Amendment”) to the Account’s registration statement on Form N-6.

The Amendment is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 primarily for purposes of responding to comments received from the staff of the Securities and Exchange Commission (the “SEC staff”) on Post-Effective Amendment No. 8 to the Account’s registration statement. The Amendment also reflects some routine and clarifying changes. As counsel who reviewed the Amendment, we represent that the Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b).

The following paragraphs provide the Company’s response to oral comments received by counsel to the Company from Ms. Alison White of the SEC staff on September 9, 2008. For the SEC staff’s convenience, each of the staff’s comments is set forth in full below, and then the response follows.

U.S. Securities and Exchange Commission

September 25, 2008

1.	Comment: Please round expense figures in fee tables to no more than two decimal places.

Response: The Company has complied with the SEC staff comment.

2.	Comment: Please provide Tandy representations.

Response: The Company has provided the “Tandy” representations requested by the SEC staff in a separate letter filed as correspondence with the Amendment.

*    *    *

We believe that the Amendment is complete and responds to all SEC staff comments. If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at (202) 383-0118. We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Thomas E. Bisset

Thomas E. Bisset

TEB/teb

Attachment

cc:	Allison White

Virginia Eves

Jennifer Morgan

Sara Tamisiea

Rachana Desai